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17005853

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68886

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GHS Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Anton Blvd., Suite 1700
(No. and Street)

Costa Mesa	CA	92626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary Johnson 504-410-8012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Laporte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2017
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

35

OATH OR AFFIRMATION

I, Edward R Lainfiesta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GHS Trading LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF ORANGE }

Subscribed and sworn to (or affirmed) before me on this 13 (Date) day of FEB (Month), 2017 (Year)

by KELLY A. SHANKS

EDWARD R. LAINFIESTA

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: Kelly A. Shanks
Signature of Notary Public

KELLY A. SHANKS
Commission # 2022697
Notary Public - California
Orange County
My Comm. Expires May 2, 2017

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDIT REPORT

Document Date:

Number of Pages: 2

Signer(s) Other Than Named Above:

GHS TRADING, LLC

Audit of Financial Statements

December 31, 2016

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
GHS Trading, LLC

We have audited the accompanying statement of financial condition of GHS Trading, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GHS Trading, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of GHS Trading, LLC's financial statements. The Supplemental Information is the responsibility of GHS Trading, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 6, 2017

GHS TRADING, LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash and Cash Equivalents	$	22,428
Other Assets		2,924
Total Assets	$	25,352
Liabilities and Members' Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	7,796
Total Liabilities		7,796
Members' Equity		17,556
Total Liabilities and Members' Equity	$	25,352

The accompanying notes are an integral part of this financial statement.

GHS TRADING, LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenues	
Interest Income	$ -
Total Revenues	-
Expenses	
Regulatory Fees and Expenses	13,896
Other Operating Expenses	5,132
Total Expenses	19,028
Net Loss	$ (19,028)

The accompanying notes are an integral part of this financial statement.

GHS TRADING, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

Balance - December 31, 2015	$	24,334
Net Loss		(19,028)
Contributions from Member		12,250
Balance - December 31, 2016	$	17,556

The accompanying notes are an integral part of this financial statement.

GHS TRADING, LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2016

Subordinated Liabilities - Beginning of Year	$	-
Increases		
Issuance of Subordinated Notes		-
Decreases		
Payment of Subordinated Notes		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of this financial statement.

GHS TRADING, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net Loss	$	(19,028)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
(Increase) Decrease in:		
Other Assets		2,441
Increase (Decrease) in:		
Accounts Payable and Other Liabilities		4,100
Payable to Brokers or Dealers		-
Net Cash Used in Operating Activities		(12,487)
Cash Flows from Financing Activities		
Contributions from Member		12,250
Net Cash Provided by Financing Activities		12,250
Net Decrease in Cash and Cash Equivalents		(237)
Cash and Cash Equivalents, Beginning of Year		22,665
Cash and Cash Equivalents, End of Year	$	22,428

The accompanying notes are an integral part of this financial statement.

Note 1. Summary of Significant Accounting Policies

Business of the Company

GHS Trading, LLC (the Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is a minority owned enterprise providing sales trading and research to institutional services firms. The Company is a non-clearing broker and, as such, has an agreement in principal with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company is a California Limited Liability Company and a 49% subsidiary of Seaport Global Holdings LLC (Seaport). The Company is affiliated with Seaport Global Securities LLC, a FINRA registered broker dealer, and 100% owned subsidiary of Seaport.

Income Taxes

The Company is a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded and recognized on the trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2016, there was no allowance for doubtful accounts.

Note 1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Future Application of Accounting Standards

In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The guidance affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements of financial instruments. The guidance is effective in the first quarter of fiscal 2019. Early adoption is permitted for the accounting guidance on financial liabilities under the fair value option. The Company is currently evaluating the impact of the new guidance on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU No. 2014-09") and in August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers - Deferral of Effective Date. The accounting guidance defines how companies report revenues from contracts with customers, and also requires enhanced disclosures. The FASB has also issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net); ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing; ASU 2016-11, Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting; and ASU 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, all of which were issued to improve and clarify the guidance in ASU 2014-09. The Company intends to adopt the new guidance in 2017. The Company does not expect this guidance to have a material effect on the financial condition, results of operations or cash flows.

In February 2015, the FASB issued ASU, No. 2015-02, Amendments to Consolidation Analysis which requires companies to reevaluate whether they should consolidate certain entities. The guidance is effective beginning in 2017 and early adoption is permitted. The Company does not expect this guidance to have a material effect on the financial condition, results of operations or cash flows.

Note 2. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As of December 31, 2016, the Company had no uncertain tax positions.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $14,632, which was $9,632 in excess of its required net capital of $5,000. The Company's Aggregate Indebtedness to Net Capital ratio was 0.5 to 1 at December 31, 2016.

Note 4. Related Party Transactions

The Company has a continuing service agreement with Seaport. The terms of the agreement grant the Company the right to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by Seaport in return for a fee. For the year ended December 31, 2016, the Company incurred service agreement expenses included in cost of operations in the amount of approximately $2,400. The Company has payables to affiliates of $6,100 for costs incurred under the service agreement and $1,700 for costs paid by affiliates on behalf of the Company.

Note 5. Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 6, 2016, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

GHS TRADING, LLC
Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2016

Net Capital		
Total Members' Equity	$	17,556
Add:		
Allowable Credits		-
Deductions and/or Charges:		
Other Assets		(2,924)
Net Capital Before Haircuts on Securities Positions		14,632
Haircuts on Securities		-
Net Capital	$	14,632
Aggregate Indebtedness	$	7,796
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	5,000
Excess of Net Capital	$	9,632
Net Capital less 120% of Minimum Net Capital Requirement	$	8,632
Ratio: Aggregate Indebtedness to Net Capital		0.5 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	14,632
Net Capital Per Above	$	14,632

GHS TRADING, LLC
Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

GHS Trading, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as GHS Trading, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2016, GHS Trading, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

GHS Trading, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as GHS Trading, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2016, GHS Trading, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

GHS Trading, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as GHS Trading, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2016, GHS Trading, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

GHS
TRADING - MBE

Edward Lainfiesta, President
600 Anton Blvd, Suite 1700
Costa Mesa, CA 92626
949.274.8044

GHS Trading LLC Exemption Report

For the Year Ended December 31, 2016

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Edward T. Lainfiesta, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to GHS Trading LLC:

1. GHS Trading LLC claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and;

2. GHS Trading LLC met the above exemptive provisions throughout the most recent fiscal year without exception.

Edward R. Lainfiesta

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Members
GHS Trading, LLC

We have reviewed management's statements, included in the accompanying GHS Trading, LLC Exemption Report, in which (a) GHS Trading, LLC identified the following provisions of 17 C.F.R. § 240. 15c3-3(k) under which GHS Trading, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (b) GHS Trading, LLC stated that GHS Trading, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GHS Trading, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GHS Trading, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240. 15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 6, 2017